Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

José Luis Gentile

Chief Financial Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS FOURTH

QUARTER AND FISCAL YEAR ENDED DECEMBER 31, 2015

Buenos Aires, Argentina, February 12, 2016 - Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its consolidated financial results for the fourth quarter and the fiscal year ended on December 31, 2015.

HIGHLIGHTS

•	Net income for the fiscal year ended on December 31, 2015, amounted to Ps.4,338 million, 30.0% higher than the Ps.3,338 million profit recorded in fiscal year 2014. Net income per share amounted to Ps.3.34 per share, compared to Ps.2.57 per share for fiscal year 2014.

•	The result of the fiscal year was mainly attributable to the income derived from its interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.3,913 million, in Sudamericana Holding S.A., for Ps.357 million, and in Galicia Administradora de Fondos S.A., for Ps.110 million, partially offset by financial expenses (Ps.56 million) and administrative expenses (Ps.32 million).

•	Net income for the quarter ended December 31, 2015, amounted to Ps.1,244 million, 40.9% higher than the Ps.883 million profit recorded in the fourth quarter of fiscal year 2014. The profit per share for the quarter amounted to Ps.0.96, compared to Ps.0.68 per share for the same quarter of fiscal year 2014.

•	The result of the quarter was mainly attributable to the income derived from its interest in Banco Galicia, for Ps.1,047 million, in Sudamericana Holding S.A., for Ps.145 million, and in Galicia Administradora de Fondos S.A., for Ps.42 million, and from financial income, for Ps.14 million, partially offset by administrative expenses, for Ps.8 million.

•	As of December 31, 2015, Grupo Financiero Galicia and its subsidiaries had a staff of 12,058 employees, a network of 652 branches and other points of contact with clients, managed 3.6 million deposit accounts and 13.6 million credit cards.

CONFERENCE CALL

On Tuesday, February 16, 2016 at 11:00 A.M. Eastern Standard Time (01:00 PM Buenos Aires Time), GFG will host a conference call to review these results. The call-in number is: 719-325-2495 - Conference ID: 5491646.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
Table I:	FY2015	FY2014	Variation (%)
Results by Business
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	3,913	3,129	25.1
Sudamericana Holding S.A.	357	205	74.1
Galicia Administradora de Fondos S.A.	110	38	189.5
Other companies (1)	31	15	106.7
Deferred tax adjustment (2)	26	54	(51.9)

Administrative Expenses	(32)	(32)	—

Financial Results	(56)	(68)	(17.6)

Other income and expenses	(11)	(3)	266.7

Net Income	4,338	3,338	30.0

(1)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

Net income for fiscal year ended December 31, 2015, amounted to Ps.4,338 million, 30.0% higher than the profit for fiscal year 2014.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.3,913 million, in Sudamericana Holding, for Ps.357 million and in Galicia Administradora de Fondos, for Ps.110 million.

RESULTS FOR THE FOURTH QUARTER

	In millions of pesos, except percentages
Table II:		FY2015	FY2014	Variation (%)
Net Income by Business	4th Q	3rd Q	4th Q	4Q15 vs 3Q15	4Q15 vs 4Q14
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,047	1,107	834	(5.4)	25.5
Sudamericana Holding S.A.	145	80	49	81.3	195.9
Galicia Administradora de Fondos S.A.	42	27	17	55.6	147.1
Other companies (1)	5	17	2	(70.6)	150.0
Deferred tax adjustment (2)	1	(4)	8	(125.0)	(87.5)

Administrative Expenses	(8)	(10)	(9)	(20.0)	(11.1)

Financial Results	14	(27)	(19)	(151.8)	(173.7)

Other income and expenses	(2)	(3)	1	(33.3)	(300.0)

Net Income	1,244	1,187	883	4.8	40.9

(1)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

2

	In pesos, except stated otherwise and percentages
Table III:	FY2015	FY2014	Twelve Months Ended
Principal Indicators	4th Q	4th Q	12/31/15	12/31/14
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	0.96	0.68	3.34	2.57
Book Value per Share(1)	11.14	7.88	11.14	7.88

Closing Price
Shares - Buenos Aires Stock Exchange	36.80	18.50
ADS - Nasdaq (in dollars)	27.08	15.89

Price/Book Value	3.30	2.35

Average Daily Volume (amounts, in thousands)
Buenos Aires Stock Exchange	1,123	986	852	1,229
Nasdaq (2)	5,427	4,237	4,604	5,529

Profitability (%)
Return on Average Assets (3)	3.86	3.78	3.83	3.85
Return on Average Shareholders´ Equity (3)	36.00	36.28	35.54	39.07

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the fourth quarter of fiscal year 2015 Grupo Financiero Galicia recorded a Ps.1,244 million profit, which represented a 3.86% annualized return on average assets and a 36.00% return on average shareholder’s equity.

Said result was mainly due to profits from its interest in Banco Galicia, for Ps.1,047 million, which accounts for 84.2% of Grupo Financiero Galicia’s net income.

3

Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data					In millions of pesos
				FY2015	FY2014
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Consolidated Balance Sheet
Cash and due from Banks	30,835	17,472	10,876	11,590	16,959
Government and Corporate Securities	15,525	17,064	19,661	15,128	10,010
Net Loans	98,345	82,838	79,663	72,139	66,608
Other Receivables Resulting from Financial Brokerage	8,061	10,834	13,987	9,802	6,798
Equity Investments in other Companies	52	52	51	52	52
Bank Premises and Equipment, Miscellaneous and Intangible Assets	4,925	4,727	4,069	3,904	3,759
Other Assets	4,005	3,555	3,676	3,698	3,128

Total Assets	161,748	136,542	131,983	116,313	107,314

Deposits	100,039	82,421	77,242	68,600	64,666
Other Liabilities Resulting from Financial Brokerage	37,329	32,672	35,153	28,899	25,401
Subordinated Notes	3,301	2,302	2,250	2,103	2,066
Other Liabilities	5,487	4,915	4,394	4,643	4,154
Minority Interest	1,107	992	891	863	781

Total Liabilities	147,263	123,302	119,930	105,108	97,068

Shareholders’ Equity	14,485	13,240	12,053	11,205	10,246

Consolidated Income Statement
Financial Income	8,009	6,446	5,820	5,569	4,976
Financial Expenses	(4,092)	(3,343)	(3,171)	(2,796)	(2,763)

Gross Brokerage Margin	3,917	3,103	2,649	2,773	2,213

Provisions for Loan Losses	(691)	(448)	(484)	(591)	(517)
Income from Services, Net	2,170	2,036	1,851	1,780	1,600
Income from Insurance Activities	533	447	429	392	369
Administrative Expenses	(3,741)	(3,317)	(3,079)	(2,768)	(2,522)
Minority Interest	(116)	(101)	(66)	(82)	(77)
Income from Equity Investments	1	47	26	26	50
Net Other Income	27	156	166	94	176
Income Tax	(856)	(736)	(543)	(666)	(409)

Net Income	1,244	1,187	949	958	883

Grupo Financiero Galicia S.A. - Selected Financial Information – Consolidated Data		In millions of pesos
	FY2015	FY2014
Consolidated Income Statement
Financial Income	25,844	19,860
Financial Expenses	(13,402)	(10,321)

Gross Brokerage Margin	12,442	9,539

Provisions for Loan Losses	(2,214)	(2,411)
Income from Services, Net	7,837	5,699
Income from Insurance Activities	1,801	1,238
Administrative Expenses	(12,905)	(9,221)
Minority Interest	(365)	(230)
Income from Equity Investments	100	213
Net Other Income	443	503
Income Tax	(2,801)	(1,992)

Net Income	4,338	3,338

4

Grupo Financiero Galicia S.A. – Additional Information

				FY2015	FY2014
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Physical Data (Number of)
Employees	12,058	12,153	12,048	12,080	12,012
Banco Galicia	5,573	5,522	5,479	5,485	5,374
Regional Credit-Card Companies	4,970	5,072	5,098	5,174	5,232
Compañía Financiera Argentina	1,158	1,205	1,147	1,119	1,112
Sudamericana Holding	307	303	273	252	242
Galicia Administradora de Fondos	17	17	17	16	16
Other companies	33	34	34	34	36

Branches	526	525	525	528	527
Bank Branches	260	260	260	260	261
Regional Credit-Card Companies	208	207	207	209	207
Compañía Financiera Argentina	58	58	58	59	59

Other Points of Sale	126	126	126	126	126
Regional Credit-Card Companies	90	90	90	90	90
Compañía Financiera Argentina	36	36	36	36	36

Deposit Accounts (in thousands)	3,593	3,394	3,193	3,028	3,006

Credit Cards (in thousands)	13,563	13,097	12,569	12,181	11,933

Banco Galicia	3,430	3,232	3,089	2,970	2,882
Regional Credit-Card Companies	9,974	9,717	9,348	9,045	8,880
Compañía Financiera Argentina	159	148	132	166	171

Inflation and Exchange Rates
Retail Price Index (I.P.C.) (%) (1)	6.39	3.73	3.17	3.42	3.40
Wholesale Price Index (I.P.I.M.) (%) (1)	N/A	4.27	3.58	1.44	3.12
C.E.R. Coefficient (%) (1)	4.14	3.49	3.51	3.13	3.83
Exchange Rate (Pesos per US$ ) (2)	13.0050	9.4192	9.0865	8.8197	8.5520

Rates (quarterly averages (3))
Badlar (4)	24.09	20.97	20.52	20.59	19.95

Reference Interest Rate (5)	26.19	25.97	26.30	26.83	26.66

Minimum Interest Rate on 30 to 44 days Time Deposits (5) (6)	24.78	23.27	22.88	23.34	23.19

Maximum Interest Rate on Personal Loans (5):
Group I	37.98	37.66	38.13	38.90	38.65
Group II	47.15	46.75	47.34	48.29	47.98

Interest Rate on Credit Line for Investment Projects	18.00	18.00	19.00	19.00	19.50

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomus City of Buenos Aires for November and December, alternative supplied by the INDEC. (No data published for the IPIM)
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which corresponds to the interest rate established by regulations for each period.
(4)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(5)	Average interest rate until December 17, 2015, date as of which these limits were removed.
(6)	Minimum interest rate on time deposits for individuals, for amounts up to Ps.350,000. Since July 27, 2015, corresponds to the interest rate on time deposits for up to Ps.1 million, for companies and individuals.

5

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the fourth quarter amounted to Ps.1,047 million, accumulating a Ps.3,913 million profit in fiscal year 2015, compared to a Ps.3,158 million profit in fiscal year 2014.

•	The growth of results when compared to fiscal year 2014 was mainly due to the growth in operating income(1) (32.1%) as a consequence of the higher volume of intermediation with the private sector and to lower provisions for loan losses (8.2%) due to the better behavior of the credit portfolio in arrears, offset by higher administrative expenses (40.0%) due to the higher level of activity and to the evolution of operating costs.

•	The credit exposure to the private sector reached Ps.114,982 million, up 45.5% during the last twelve months, and deposits reached Ps.100,269 million, up 54.4% during the same period. As of December 31, 2015, the Bank’s estimated market share of loans to the private sector was 9.60% while its estimated market share of deposits from the private sector was 9.41%.

•	The non-accrual loan portfolio represented 3.11% of total loans to the private sector, recording a 0.46 percentage points (“pp”) from the end of fiscal year 2014, while its coverage with allowances for loan losses reached 112.41%, increasing 6.63 pp in the same period.

•	In the framework of the Credit Line for Productive Investment Projects, the Bank granted the full amount of the quota established by regulations in force for 2015. As of the end of the quarter, the outstanding amount of loans related to this credit line reached Ps.9,727 million.

•	As of December 31, 2015, shareholders’ equity amounted to Ps.13,812 million, and the computable capital was Ps.14,071 million, representing a Ps.3,008 million excess capital (or 27.2%). The capital ratio was 13.4%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

6

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
Table IV Evolution of Consolidated Results	FY2015	FY2014	Variation (%)
Net Financial Income	12,224	9,451	29.3
Net Income from Services	8,633	6,335	36.3
Provisions for Loan Losses	(2,214)	(2,411)	(8.2)
Administrative Expenses	(12,450)	(8,890)	40.0

Operating Income	6,193	4,485	38.1

Net Other Income / (Loss) (*)	250	575	(56.5)
Income Tax	(2,530)	(1,902)	33.0

Net Income	3,913	3,158	23.9

(*)	Includes income from equity investments and minority interest results.

Net income for fiscal year 2015 amounted to Ps.3,913 million, 23.9% higher compared to the Ps.3,158 million profit for fiscal year 2014.

This result represented a 3.51% return on average assets and a 33.25% return on average shareholder’s equity, compared to 3.64% and 37.89%, respectively, recorded in fiscal year 2014.

The higher net income was mainly due to a Ps.5,071 million increase in the operating income together with lower provisions for loan losses for Ps.197 million, partially offset by increases of Ps.3,560 million in administrative expenses and of Ps.628 million in income tax.

The operating income for fiscal year 2015 totaled Ps.20,857 million, up 32.1% from the Ps.15,786 million recorded in the prior year. This positive development was due both to a Ps.2,773 million (29.3%) higher net financial income and a Ps.2,298 million (36.3%) higher net income from services.

The improvement in the net financial income was due to the increase in the volume of activity with the private sector partially offset by a lower financial margin in the fiscal year.

Net income from services amounted to Ps.8,633 million, up 36.3% from fiscal year 2014 as a consequence of higher fees, mainly in those related to national and regional credit cards (35.3%), to deposit accounts (46.2%), to insurance (31.5%), to collections (51.6%) and to credit transactions (38.3%).

Provisions for loan losses amounted to Ps.2,214 million, Ps.197 million or 8.2% lower than in fiscal year 2014, due to the better behavior of credits in arrears of both consumer and commercial portfolios, partially offset by higher regulatory provisions on the normal portfolio as a consequence of the increase in the credit portfolio.

Administrative expenses totaled Ps.12,450 million, 40.0% higher than in the previous fiscal year. Personnel expenses amounted to Ps.6,891 million, growing 36.0% from the previous fiscal year, mainly as a consequence of the salary increase agreement with the unions. The remaining administrative expenses increased to Ps.5,559 million, Ps.1,736 million (45.4%) higher than in fiscal year 2014, as a consequence of the increase of expenses related to services provided to the Bank together with higher organization and development amortizations for Ps.303 million (91.5%) as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

The income tax charge was Ps.2,530 million, Ps.628 million higher than in fiscal year 2014.

7

RESULTS FOR THE FOURTH QUARTER

	In millions of pesos, except percentages
Table V Evolution of Consolidated Results		FY2015	FY2014	Variation (%)
	4th Q	3rd Q	4th Q	4Q15 vs 3Q15	4Q15 vs 4Q14
Net Financial Income	3,765	3,075	2,212	22.4	70.2
Net Income from Services	2,380	2,227	1,777	6.9	33.9
Provisions for Loan Losses	(691)	(448)	(517)	54.2	33.7
Administrative Expenses	(3,607)	(3,204)	(2,418)	12.6	49.2

Operating Income	1,847	1,650	1,054	11.9	75.2

Net Other Income / (Loss)(*)	(56)	113	156	(149.6)	(135.9)
Income Tax	(744)	(656)	(376)	13.4	97.9

Net Income	1,047	1,107	834	(5.4)	25.5

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table VI	FY2015	FY2014	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/15	12/31/14
Return on Average Assets (*)	3.31	3.52	3.51	3.64
Return on Average Shareholders’ Equity (*)	31.43	35.35	33.25	37.89
Financial Margin (*) (1)	14.06	11.61	12.89	13.43
Net Income from Services as a % of Operating Income (2)	38.73	44.55	41.39	40.13
Net Income from Services as a % of Administrative Expenses	65.98	73.49	69.34	71.26

Administrative Expenses as a % of Operating Income (2)	58.70	60.62	59.69	56.32

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the fourth quarter of fiscal year 2015, the Bank recorded a Ps.1,047 million profit, Ps.213 million (25.5%) higher than the Ps.834 million profit for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.2,156 million increase in operating income, offset mainly by increases in: i) administrative expenses, for Ps.1,189 million, ii) provisions for loan losses, for Ps.174 million and iii) income tax, for Ps.368 million.

The operating income for the fourth quarter of fiscal year 2015 totaled Ps.6,145 million, up 54.0% from the Ps.3,989 million recorded in the same quarter of the prior year. This positive development was due both to a higher net financial income (up Ps.1,553 million or 70.2%) and net income from services (up Ps.603 million or 33.9%).

The net financial income for the quarter included a Ps.568 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.175 million loss in the fourth quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.151 million gain from FX brokerage and of a Ps.417 million profit from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to a Ps.61 million profit and a Ps.236 million loss, respectively, in the fourth quarter of fiscal year 2014.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.3,197 million, with a Ps.810 million (33.9%) increase as compared to the Ps.2,387 million income of the same quarter of fiscal year 2014, as a consequence of the increase in the portfolio of loans to the private sector and of government securities, offset by a decrease in the spread.

8

			Average balances in millions of pesos. Yields and rates in annualized nominal %
Table VII Average Balances, Yield and Rates(*)								FY2015		FY2014
		4th Q		3rd Q		2nd Q		1st Q		4th Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	107,097	26.01	98,417	25.15	91,904	24.42	81,902	26.40	76,184	25.30
Government Securities	14,870	25.78	16,375	25.68	15,870	19.23	11,351	26.25	9,697	13.00
Loans	89,480	25.91	79,835	24.99	73,546	25.80	68,469	26.48	64,269	27.16
Financial Trusts Securities	679	51.32	721	29.39	786	5.98	823	24.70	846	27.06
Other Interest-Earning Assets	2,068	23.85	1,486	26.00	1,702	21.95	1,259	24.62	1,372	24.47

Interest-Bearing Liabilities	74,202	17.42	67,840	16.52	63,548	16.45	57,275	15.94	54,388	15.40
Saving Accounts	17,276	0.22	14,960	0.20	12,786	0.19	12,690	0.18	11,298	0.21
Time Deposits	43,475	23.92	39,849	22.20	37,506	21.66	33,301	21.28	31,048	20.63
Debt Securities	10,601	18.02	10,343	17.75	9,704	17.12	9,368	16.43	9,334	15.93
Other Interest-Bearing Liabilities	2,850	20.32	2,688	18.44	3,552	18.14	1,916	25.24	2,708	16.95

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.30,913 million (40.6%) as compared to the fourth quarter of the previous fiscal year, as a consequence of the Ps.25,211 million increase in the average portfolio of loans to the private sector and of the Ps.5,173 million growth in the average balance of government securities, due to a higher position in peso-denominated securities (Bonac 2016 and provincial debt securities) and in dollar-denominated securities (primarily Lebac). Interest-bearing liabilities increased Ps.19,814 million (36.4%) during the same period, mainly due to the increase of the average balances of saving accounts (52.9%) and of time deposits (40.0%).

The average yield on interest-earning assets for the fourth quarter of fiscal year 2015 was 26.01%, with a 71 basis points (“bp”) increase compared to the same quarter of the prior year. This increase was a consequence of the 1,278 bp increase on the portfolio of government securities (both in peso- and dollar-denominated portfolios) partially offset by the 125 bp decrease on the portfolio of loans to the private sector. Likewise, the average cost of interest-bearing liabilities was 17.42%, with a 202 bp increase compared to the fourth quarter of the prior year, due to the growth of the average interest rate on all its components, mainly on time deposits (329 bp) and debt securities (209 bp).

	In millions of pesos
Table VIII Income from Services, Net				FY2015	FY2014
	4th Q	3rd Q	2nd Q	1st Q	4th Q
National Cards	965	831	731	687	656
Regional Credit Cards	1,299	1,198	1,093	1,004	1,012
CFA	102	78	70	69	65
Deposit Accounts	537	511	465	447	383
Insurance	116	120	110	101	94
Financial Fees	34	35	33	35	26
Credit-Related Fees	83	75	76	80	67
Foreign Trade	63	55	50	46	48
Collections	71	69	72	64	52
Utility-Bills Collection Services	49	44	40	36	34
Mutual Funds	10	9	8	6	6
Other	159	154	132	131	131

Total Income	3,488	3,179	2,880	2,706	2,574

Total Expenditures	(1,108)	(952)	(825)	(735)	(797)

Income from Services, Net	2,380	2,227	2,055	1,971	1,777

9

Net income from services amounted to Ps.2,380 million, up 33.9% from the Ps.1,777 million recorded in the fourth quarter of the previous fiscal year. The increase of fees which stood out were those related to national and regional credit cards (35.7%), to deposit accounts (40.2%), to insurance (23.4%) and to collections (36.5%).

Provisions for loan losses for the fourth quarter of fiscal year 2015 amounted to Ps.691 million, Ps.174 million higher than in the same quarter of the prior year, attributable both to an increase of regulatory provisions (equivalent to 1% of the loan portfolio in normal situation) as a consequence of the increase in the loan portfolio, together with higher provisions on the consumer loan portfolio.

Administrative expenses for the quarter totaled Ps.3,607 million, up 49.2% from the same quarter of the previous year. Personnel expenses amounted to Ps.1,963 million, growing 46.1%, mainly due to salary increase agreements with the unions, a provision related to a compensation agreed between the Asociación de Bancos Privados de Capital Argentino (ADEBA, the private domestic bank assossiation) and the Asociación Bancaria (the banking union) which was paid during the first days of January 2016 and to non-recurring human resources expenses.

The remaining administrative expenses, excluding the amortization of organization and development expenses, amounted to Ps.1,450 million, with a Ps.476 million (48.9%) increase as compared to Ps.974 million from the fourth quarter of fiscal year 2014, mainly due to increases in maintenance, cash transportation, taxes, and consultants fees due to the increase in the level of activity and of expenses related to services provided to the Bank. Likewise, the amortization of organization and development expenses amounted to Ps.194 million, with a 94.0% increase, as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

Net other income for the fourth quarter amounted to Ps.33 million, a decrease of Ps.140 million as compared to the same quarter of the prior year, mainly due to higher net charges from other provisions, offset mainly by higher credits recovered and punitive interests.

The income tax charge was Ps.744 million, Ps.368 million higher than in the fourth quarter of fiscal year 2014.

LEVEL OF ACTIVITY

	In millions of pesos
Table IX				FY2015	FY2014
Exposure to the Private Sector	4th Q	3rd Q	2nd Q	1st Q	4th Q
Loans	101,902	86,238	83,051	75,119	69,208
Financial Leases	980	1,011	1,034	1,058	1,066
Corporate Securities	1471	855	718	773	724
Other Financing (*)	10,629	7,923	7,454	7,149	7,877

Subtotal	114,982	96,027	92,257	84,099	78,875

Securitized Assets (**)	—	—	40	102	141

Total Credit	114,982	96,027	92,297	84,201	79,016

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)	Financial trust CFA Trust I.

As of December 31, 2015, the Bank’s total exposure to the private sector reached Ps.114,982 million, with an increase of 45.5% from the year before and of 19.7% during the fourth quarter.

10

Total loans include Ps.22,045 million corresponding to the regional credit card companies, which registered a 36.9% increase during the last twelve months and a 15.6% increase in the quarter. They also include Ps.3,429 million from CFA, which were up 13.7% during the year and 1.7% down in the quarter.

	Percentages
Table X				FY2015	FY2014
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Loans	8.89	8.44	8.67	8.34	8.07
Loans to the Private Sector	9.60	9.10	9.15	9.06	8.76

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of December 31, 2015, without considering those granted by the regional credit card companies, was 9.60%, compared to a 9.10% from September 30, 2015, and to an 8.76% from December 31, 2014.

	In millions of pesos
Table XI				FY2015	FY2014
Loans by Type of Borrower	4th Q	3rd Q	2nd Q	1st Q	4th Q
Large Corporations	13,619	11,278	11,885	9,657	8,590
SMEs	29,022	24,518	22,854	22,171	20,514
Individuals	58,267	49,874	45,605	42,228	39,649
Financial Sector	994	568	2,707	1,063	455

Total Loans	101,902	86,238	83,051	75,119	69,208

Allowances	3,560	3,401	3,288	2,996	2,615

Total Loans, Net	98,342	82,837	79,763	72,123	66,593

	In millions of pesos
Table XII				FY2015	FY2014
Loans by Sector of Activity	4th Q	3rd Q	2nd Q	1st Q	4th Q
Financial Sector	994	568	2,707	1,063	455
Services	5,797	5,398	4,761	3,821	3,468
Agriculture and Livestock	11,342	8,850	8,676	8,875	8,178
Consumer	59,012	50,160	45,864	42,481	39,747
Retail and Wholesale Trade	8,737	7,817	6,775	6,873	5,936
Construction	1,035	936	884	787	709
Manufacturing	13,029	10,610	11,297	9,246	9,256
Other	1,956	1,899	2,087	1,973	1,459

Total Loans	101,902	86,238	83,051	75,119	69,208

Allowances	3,560	3,401	3,288	2,996	2,615

Total Loans, Net	98,342	82,837	79,763	72,123	66,593

During the year, loans to the private sector registered growth, mainly in those granted to individuals (47.0%), to SMEs (41.5%) and to large corporations (58.5%). By sector of activity, the higher growth was recorded in the consumer sector (48.5%), in the manufacturing sector (40.8%) and in the agriculture and livestock sector (38.7%).

11

	In millions of pesos
Table XIII				FY2015	FY2014
Exposure to the Argentine Public Sector (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Government Securities’ Net Position	16,401	14,758	18,200	14,682	10,101
Held for Trading	16,401	14,758	18,200	14,682	10,101
Lebac / Nobac	12,619	10,770	13,972	11,790	7,563
Other	3,782	3,988	4,228	2,892	2,538

Other Receivables Resulting from Financial Brokerage	960	782	747	821	867
Trust Certificates of Participation and Securities	709	689	718	784	830
Other	251	93	29	37	37

Total Exposure	17,361	15,540	18,947	15,503	10,968

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of December 31, 2015, the Bank’s exposure to the public sector amounted to Ps.17,361 million. Excluding debt securities issued by the Argentine Central Bank said exposure reached Ps.4,742 million (2.9% of total assets), while as of December 31, 2014, it amounted to Ps.3,405 million (3.2% of total assets). This increase during the last twelve months was due to the acquisition of government securities, mainly Bonac 2016 together with a higher balance of dollar-denominated provincial debt securities, mainly due to the evolution of the foreign currency exchange rate during the period.

	In millions of pesos
Table XIV				FY2015	FY2014
Deposits (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
In Pesos	85,866	75,955	72,304	64,105	60,091
Current Accounts	19,522	19,728	19,016	15,971	15,985
Saving Accounts	18,835	16,657	15,767	13,893	14,090
Time Deposits	46,071	38,389	36,446	33,122	29,081
Other	1,438	1,181	1,075	1,119	935

In Foreign Currency	14,403	6,629	5,052	4,592	4,841

Total Deposits	100,269	82,584	77,356	68,697	64,932

(*)	Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of December 31, 2015, the Bank’s deposits amounted to Ps.100,269 million, representing a 54.4% increase during the last twelve months, as a consequence of the 42.9% increase of peso-denominated deposits and of 197.5% increase of dollar-denominated deposits. During the fourth quarter the increase was of 21.4%, with growths of 13.0% and 117.3% for peso-denominated deposits and dollar-denominated deposits, respectively. The increase during the quarter was a consequence of the higher volume of dollar-denominated deposits, which amounted to US$ 1,112 million and were up 58% as compared to the third quarter of 2015, together with a 38.1% increase in the quotation of the dollar during the fourth quarter.

	Percentages
Table XV				FY2015	FY2014
Market Share (*)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Deposits	7.44	7.12	6.97	6.70	6.63
Private Sector Deposits	9.41	8.92	8.73	8.71	8.79

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

12

As of December 31, 2015, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.41%, compared to 8.92% of the prior quarter and to 8.79% of the year before.

	In millions of pesos
Table XVI				FY2015	FY2014
Other Financial Liabilities	4th Q	3rd Q	2nd Q	1st Q	4th Q
Domestic Financial Institutions and Credit Entities	1,389	1,136	1,423	1,457	1,100
Foreign Financial Institutions and Credit Entities	1,406	1,284	1,843	1,591	807
Notes(*)	12,748	10,362	10,468	9,563	9,532
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	1,059	5,184	8,443	3,937	388
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	15,316	11,986	10,917	10,515	10,893
Other	9,075	4,664	4,017	3,611	4,413

Total	40,993	34,616	37,111	30,674	27,133

(*)	Includes subordinated notes.

As of December 31, 2015, other financial liabilities amounted to Ps.40,993 million, Ps.13,860 million or 51.1% higher than the Ps.27,133 million recorded the year before. This growth was mainly due to the increase of: (i) financing from merchants in connection with credit card activities, for Ps.4,423 million; (ii) of notes, for Ps.3,216 million, related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., and to the evolution of the exchange rate during the period, partially offset by the amortizations recorded during the last twelve months and iii) the item “Other”, for Ps.4,662 million, which mainly includes a Ps.1,174 million increase due to amounts to be paid to clients stemming from quotation differences on foreign currency forward transactions still not due, the higher volume of exports from our clients pending settlement, together with the evolution of the quotation of the dollar, for Ps.1,050 million.

As of December 31, 2015, the Bank had 3.6 million deposit accounts, which represent an increase of approximately 587 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.6 million, 1.6 million more than those managed the year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XVII				FY2015	FY2014
Loan Portfolio Quality	4th Q	3rd Q	2nd Q	1st Q	4th Q
Non-Accrual Loans (*)	3,167	3,126	3,076	2,795	2,472
With Preferred Guarantees	106	54	44	53	50
With Other Guarantees	103	118	92	71	59
Without Guarantees	2,958	2,954	2,940	2,671	2,363

Allowance for Loan Losses	3,560	3,401	3,288	2,996	2,615

Non-Accrual Loans to Private-Sector Loans (%)	3.11	3.62	3.70	3.72	3.57
Allowance for Loan Losses to Private-Sector Loans (%)	3.49	3.94	3.96	3.99	3.78
Allowance for Loan Losses to Non-Accrual Loans (%)	112.41	108.80	106.89	107.19	105.78
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	6.60	5.50	4.42	4.44	4.41

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

13

The Bank’s non-accrual loan portfolio amounted to Ps.3,167 million as of December 31, 2015, representing 3.11% of total loans to the private-sector, recording a 0.46 pp improvement as compared to the 3.57% ratio of the year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 112.41% as of December 31, 2015, up 6.63 pp as compared to 105.78% of the year before.

In terms of total Credit -defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted- the Bank’s non-accrual portfolio represented 2.78% of total credit to the private-sector, and its coverage with allowances for loan losses reached 113.93%, compared to 3.18% and 106.79% of the year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,272 million as of December 31, 2015, increasing 39.8% during the last twelve months, representing 1.65% of total loans to the private-sector, compared to the 1.81% ratio recorded the year before. The coverage with allowances for loan losses reached 139.15%, compared to 146.06% as of December 31, 2014.

	In millions of pesos
Table XVIII				FY2015	FY2014
Consolidated Analysis of Loan Loss Experience	4th Q	3rd Q	2nd Q	1st Q	4th Q
Allowance for Loan Losses at the Beginning of the Quarter	3,401	3,288	2,996	2,615	2,653
Changes in the Allowance for Loan Losses
Provisions Charged to Income	657	437	481	573	496
Charge Offs	(498)	(324)	(189)	(192)	(534)

Allowance for Loan Losses at Quarter End	3,560	3,401	3,288	2,996	2,615

Charge to the Income Statement
Provisions Charged to Income	(657)	(428)	(470)	(573)	(496)
Direct Charge Offs	(21)	(19)	(14)	(12)	(14)
Bad Debts Recovered	86	74	65	67	69

Net Charge to the Income Statement	(592)	(373)	(419)	(518)	(441)

(*)	Recorded under “Net Other Income/(Loss)”.

During the fourth quarter, Ps.498 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.21 million were made.

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XIX				FY2015	FY2014
Consolidated Regulatory Capital	4th Q	3rd Q	2nd Q	1st Q	4th Q
Minimum Capital Required (A)	11,063	8,807	7,993	7,478	7,077
Allocated to Credit Risk	8,369	6,377	5,776	5,419	5,098
Allocated to Market Risk	296	250	174	152	200
Allocated to Operational Risk	2,398	2,180	2,043	1,907	1,779

Computable Capital (B)	14,071	12,674	11,536	10,654	10,133
Tier I	11,732	10,599	9,692	8,911	8,041
Tier II	2,339	1,857	1,741	1,657	2,020
Additional Capital – Market Variation	—	218	103	86	72

Excess over Required Capital (B) - (A)	3,008	3,867	3,543	3,176	3,056

Total Capital Ratio (%)	13.38	15.77	16.03	15.87	15.91

14

The capital ratio as of December 31, 2015, was 13.38%, 2.4 pp lower as compared to September 30, 2015, as beginning in December 2015, through its Communiqué “A” 5831, the Argentine Central Bank established that the capital requirement on credit risk has to be calculated considering the balances as of the last day of each month while until the end of the second quarter the balances to be considered were the average balances corresponding to the second month before the determination of the requirement. Regarding computable capital, the month to be considered is the same month of the requirement, while previously it was that of a month before. Considering the methodology in force as of the end of the third quarter of 2015, the capital ratio would be similar to those of the prior quarters.

As of December 31, 2015, the Bank’s consolidated computable capital was Ps.3,008 million (27.2%) higher than the Ps.11,063 million capital requirement. As of December 31, 2014, this excess amounted to Ps.3,056 million or 43.2%.

The minimum capital requirement increased Ps.3,986 million as compared to December 31, 2014, mainly as a result of higher requirements of: (i) Ps.3,271 million due to the growth of the private-sector loan portfolio (during the fourth quarter it was also influenced by the above mentioned regulatory change) and (ii) Ps.619 million for operational risk.

Computable capital increased Ps.3,938 million as compared to December 31, 2014, mainly a consequence of a higher Tier I capital, for Ps.3,691 million, mainly due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.319 million increase, mainly as a consequence of the higher balance of the provision for loan losses on the credit portfolio in normal situation.

	Percentages
Table XX				FY2015	FY2014
Liquidity (unconsolidated)	4th Q	3rd Q	2nd Q	1st Q	4th Q
Liquid Assets (*) as a percentage of Transactional Deposits	91.51	75.28	76.94	76.81	75.32
Liquid Assets (*) as a percentage of Total Deposits	42.93	37.05	37.41	36.36	38.60

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2015, the Bank’s liquid assets represented 91.51% of the Bank’s transactional deposits and 42.93% of its total deposits, as compared to 75.32% and 38.60%, respectively, as of December 31, 2014. Ratios for the fourth quarter of fiscal year 2015 were significantly influenced by the seasonal growth of transactional deposits.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
				FY2015	FY2014
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Cash and Due from Banks	30,828	17,466	10,871	11,585	16,951
Government and Corporate Securities	15,045	16,637	19,187	14,741	9,732
Net Loans	98,342	82,837	79,763	72,123	66,593
Other Receivables Resulting from Financial Brokerage	8,248	10,413	13,694	9,493	6,461
Equity Investments in Other Companies	129	104	109	100	93
Bank Premises and Equipment, Miscellaneous and Intangible Assets	4,838	4,648	3,996	3,839	3,696
Other Assets	3,120	2,689	2,849	2,930	2,436

Total Assets	160,550	134,794	130,469	114,811	105,962

Deposits	100,183	82,487	77,285	68,639	64,708
Other Liabilities Resulting from Financial Brokerage	37,692	32,314	34,861	28,571	25,067
Subordinated Notes	3,301	2,302	2,250	2,103	2,066
Other	4,503	3,980	3,571	3,898	3,478
Minority Interests	1,059	946	844	820	744

Total Liabilities	146,738	122,029	118,811	104,031	96,063

Shareholders’ Equity	13,812	12,765	11,658	10,780	9,899

Foreign-Currency Assets and Liabilities
Assets	27,237	16,884	16,729	14,087	12,812
Liabilities	28,051	16,535	16,678	13,946	13,300
Net Forward Purchases/(Sales) of Foreign Currency (1)	3,142	1,621	(690)	(1,105)	2,658

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

16

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
				FY2015	FY2014
	4th Q	3rd Q	2nd Q	1st Q	4th Q
FINANCIAL INCOME	7,939	6,393	5,779	5,530	4,932
Interest on Loans to the Financial Sector	42	21	9	14	30
Interest on Overdrafts	573	531	398	376	402
Interest on Promissory Notes	1,525	1,242	1,129	1,138	1,116
Interest on Mortgage Loans	109	96	85	77	78
Interest on Pledge Loans	23	23	21	21	21
Interest on Credit-Card Loans	2,567	2,239	2,309	2,142	1,900
Interest on Financial Leases	71	53	51	52	52
Interest on Other Loans	946	831	780	742	788
Net Income from Government and Corporate Securities	1,166	1,225	888	876	451
Net Income from Options	88	4	(1)	1	—
Interest on Other Receivables Resulting from Financial Brokerage	(6)	23	15	26	19
Net Income from Secured Loans - Decree No.1387/01	—	—	1	—	—
CER Adjustment	—	—	3	—	—
Other	982	43	40	31	75
Quotation Differences on Gold and Foreign Currency	(147)	62	51	34	—
FINANCIAL EXPENSES	(4,174)	(3,318)	(3,151)	(2,774)	(2,720)
Interest on Saving Accounts Deposits	(1)	(1)	—	(1)	(1)
Interest on Time Deposits	(2,570)	(2,194)	(2,016)	(1,755)	(1,590)
Interest on Subordinated Obligations	(108)	(93)	(88)	(85)	(81)
Other Interest	(119)	(22)	(20)	(22)	(21)
Interest on Interbank Loans Received (Call Money Loans)	(15)	(8)	(12)	(6)	(3)
Interest on Other Financing from Financial Entities	(20)	(18)	(25)	(23)	(24)
Interest on Other Liabilities Resulting from Financial Brokerage	(466)	(463)	(432)	(385)	(371)
Contributions to the Deposit Insurance Fund	(138)	(128)	(119)	(112)	(79)
Quotation Differences on Gold and Foreign Currency	(256)	—	—	—	40
Other	(481)	(391)	(439)	(385)	(590)

GROSS FINANCIAL MARGIN	3,765	3,075	2,628	2,756	2,212

PROVISIONS FOR LOAN LOSSES	(691)	(448)	(484)	(591)	(517)

INCOME FROM SERVICES, NET	2,380	2,227	2,055	1,971	1,777

ADMINISTRATIVE EXPENSES	(3,607)	(3,204)	(2,967)	(2,672)	(2,418)

Personnel Expenses	(1,963)	(1,747)	(1,654)	(1,527)	(1,344)
Directors’ and Syndics’ Fees	(25)	(27)	(27)	(23)	(22)
Other Fees	(112)	(105)	(87)	(58)	(65)
Advertising and Publicity	(158)	(141)	(135)	(107)	(103)
Taxes	(325)	(286)	(263)	(229)	(210)
Depreciation of Premises and Equipment	(60)	(55)	(50)	(47)	(45)
Amortization of Organization Expenses	(194)	(158)	(147)	(135)	(100)
Other Operating Expenses	(427)	(394)	(355)	(327)	(315)
Other	(343)	(291)	(249)	(219)	(214)

MINORITY INTEREST RESULTS	(113)	(101)	(74)	(75)	(50)

INCOME FROM EQUITY INVESTMENTS	24	61	37	36	33

NET OTHER INCOME / (LOSS)	33	153	172	97	173

INCOME TAX	(744)	(656)	(489)	(641)	(376)

NET INCOME / (LOSS)	1,047	1,107	878	881	834

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

17

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2015	FY2014
FINANCIAL INCOME	25,641	19,721
Interest on Loans to the Financial Sector	86	164
Interest on Overdrafts	1,878	1,577
Interest on Promissory Notes	5,034	3,758
Interest on Mortgage Loans	367	321
Interest on Pledge Loans	88	83
Interest on Credit-Card Loans	9,257	6,567
Interest on Financial Leases	227	219
Interest on Other Loans	3,299	3,450
Net Income from Government and Corporate Securities	4,155	2,361
Net Income from Options	92	—
Interest on Other Receivables Resulting from Financial Brokerage	58	129
Net Income from Secured Loans - Decree No.1387/01	1	—
CER Adjustment	3	—
Other	1,096	1,092

FINANCIAL EXPENSES	(13,417)	(10,270)
Interest on Savings-Accounts Deposits	(3)	(2)
Interest on Time Deposits	(8,535)	(6,508)
Interest on Subordinated Obligations	(374)	(310)
Other Interest	(183)	(81)
Interest on Interbank Loans Received (Call Money Loans)	(41)	(21)
Interest on Other Financing from Financial Entities	(86)	(128)
Interest on Other Liabilities Resulting from Financial Brokerage	(1,746)	(1,423)
Contributions to the Deposit Insurance Fund	(497)	(151)
Quotation Differences on Gold and Foreign Currency	(256)	(31)
Other	(1,696)	(1,615)

GROSS FINANCIAL MARGIN	12,224	9,451

PROVISIONS FOR LOAN LOSSES	(2,214)	(2,411)

INCOME FROM SERVICES, NET	8,633	6,335

ADMINISTRATIVE EXPENSES	(12,450)	(8,890)
Personnel Expenses	(6,891)	(5,067)
Directors’ and Syndics’ Fees	(102)	(79)
Other Fees	(362)	(209)
Advertising and Publicity	(541)	(407)
Taxes	(1,103)	(761)
Depreciation of Premises and Equipment	(212)	(170)
Amortization of Organization Expenses	(634)	(331)
Other Operating Expenses	(1,503)	(1,122)
Other	(1,102)	(744)

MINORITY INTEREST RESULTS	(363)	(185)

INCOME FROM EQUITY INVESTMENTS	158	255

NET OTHER INCOME / (LOSS)	455	505

INCOME TAX	(2,530)	(1,902)

NET INCOME / (LOSS)	3,913	3,158

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

18

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XXI Evolution of Consolidated Results	FY2015	FY2014	Variation (%)
Net Financial Income	2,594	1,649	57.3
Net Income from Services	4,055	3,134	29.4
Provisions for Loan Losses	(678)	(722)	(6.1)
Administrative Expenses	(4,003)	(3,081)	29.9

Operating Income	1,968	980	100.8

Net Other Income / (Loss) (*)	399	278	43.5

Income Tax	(836)	(496)	68.5

Net Income	1,531	762	100.9

(*)	Includes income from equity investments and minority interest results.

	In millions of pesos, except percentages
Table XXII Selected Information	FY2015		FY2014	Variation (%)
	4th Q	3rd Q	4th Q	4Q15 vs 3Q15	4Q15 vs 4Q14
Total Assets	22,682	19,487	17,185	16.4	32.0
Cash and Due from Banks	379	312	449	21.5	(15.6)
Loans	19,711	16,873	14,449	16.8	36.4

Total Liabilities	18,398	15,694	14,272	17.2	28.9
Notes	4,812	4,353	4,124	10.5	16.7
Financial Entities	1,228	1,186	1,138	3.5	7.9
Merchants	10,630	8,471	7,375	25.5	44.1

Shareholders’ Equity	4,284	3,793	2,913	12.9	47.1

Net Income	491	434	198	13.1	148.0
Net Financial Income	845	645	351	31.0	140.7
Net Income from Services	1,163	1,058	891	9.9	30.5
Provisions for Loan Losses	(224)	(110)	(175)	103.6	28.0
Administrative Expenses	(1,172)	(1,032)	(866)	13.6	35.3

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	5.98	6.88	6.55	(90)	(57)
Allowance for Loan Losses to Total Loans (%)	5.70	6.35	6.05	(65)	(35)
Allowance for Loan Losses to Non-Accrual Loans (%)	95.36	92.26	92.26	310	310

19

	Percentages
Table XXIII	FY2015	FY2014	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/15	12/31/14
Return on Average Assets (*)	9.84	4.95	8.47	5.32
Return on Average Shareholders’ Equity (*)	49.81	26.58	43.33	29.17
Financial Margin (*) (1)	17.14	9.05	14.60	11.69
Net Income from Services as a % of Operating Income (2)	57.92	71.74	60.99	65.52
Net Income from Services as a % of Administrative Expenses	99.23	102.89	101.30	101.72
Administrative Expenses as a % of Operating Income (2)	58.37	69.73	60.20	64.42

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXIV Evolution of Consolidated Results	FY2015	FY2014	Variation (%)
Net Financial Income	1,255	1,100	14.1
Net Income from Services	188	73	157.5
Provisions for Loan Losses	(400)	(370)	8.1
Administrative Expenses	(886)	(718)	23.4

Operating Income	157	85	84.7

Net Other Income / (Loss) (*)	103	103	—
Income Tax	(133)	(75)	77.3

Net Income	127	113	12.4

(*)	Includes income from equity investments.

	In millions of pesos, except percentages
Table XXV Selected Information	FY2015		FY2014	Variation (%)
	4th Q	3rd Q	4th Q	4Q15 vs 3Q15	4Q15 vs 4Q14
Total Assets	3,748	3,711	3,713	1.0	0.9
Cash and Due from Banks	345	255	315	35.3	9.5
Loans	2,929	3,023	2,726	(3.1)	7.4

Total Liabilities	2,498	2,502	2,590	(0.2)	(3.6)
Deposits	617	932	1,158	(33.8)	(46.7)
Notes	733	883	777	(17.0)	(5.7)
Financial Entities	435	185	274	135.1	58.8
Shareholders’ Equity	1,250	1,209	1,123	3.4	11.3
Net Income	40	30	25	33.3	60.0
Net Financial Income	435	276	279	57.6	55.9
Net Income from Services	53	51	35	3.9	51.4
Provisions for Loan Losses	(135)	(66)	(109)	104.5	23.9
Administrative Expenses	(251)	(235)	(195)	6.8	28.7
Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	16.10	17.19	16.33	(109)	(23)
Allowance for Loan Losses to Total Loans (%)	14.58	13.35	10.03	123	455
Allowance for Loan Losses to Non-Accrual Loans (%)	90.58	77.67	61.41	1,291	2,917

20

	Percentages
Table XXVI	FY2015	FY2014	Twelve Months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/15	12/31/14
Return on Average Assets (*)	4.19	2.72	3.40	3.09
Return on Average Shareholders’ Equity (*)	12.23	8.73	10.35	9.67
Financial Margin (*) (1)	49.21	34.07	36.37	33.91
Net Income from Services as a % of Operating Income (2)	10.86	11.15	13.03	6.22
Net Income from Services as a % of Administrative Expenses	21.12	17.95	21.22	10.17

Administrative Expenses as a % of Operating Income (2)	51.43	62.10	61.40	61.21

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

21

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. (“Sudamericana Holding”) consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
Table XXVII:	Twelve months ended:		Variation (%)
Selected Information	12/31/15	12/31/14
Assets	1,517	1,014	49.6
Premiums Receivable	408	295	38.3
Reinsurance Recoverables	1	3	(66.7)

Liabilities	871	627	38.9
Debt with Insureds	161	118	36.4
Debt with Reinsurers	8	8	—
Debt with Agents and Brokers	85	58	46.6
Insurance Contract Liabilities	240	185	29.7

Shareholders’ Equity	646	387	66.9

Net Income	409	234	74.8
Earned Premiums	2,441	1,688	44.6
Incurred Claims	(327)	(235)	39.1
Net Investment Income	204	112	82.1
Commissions and Other	(823)	(658)	25.1
Operating Expenses	(670)	(408)	64.2

Annualized Sales	709	509	39.3

22

RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
Table XXVIII:	Quarters ended:			Variation (%)
Evolution of Results	12/31/15	09/30/15	12/31/14	Quarter	Annual
Assets	1,517	1,340	1,014	13.2	49.6
Premiums Receivable	408	348	295	17.2	38.3
Reinsurance Recoverables	1	1	3	—	(66.7)

Liabilities	871	861	627	1.2	38.9
Debt with Insureds	161	152	118	5.9	36.4
Debt with Reinsurers	8	7	8	14.3	—
Debt with Agents and Brokers	85	75	58	13.3	46.6
Insurance Contract Liabilities	240	224	185	7.1	29.7

Shareholders’ Equity	646	479	387	34.9	66.9

Net Income	167	90	57	85.6	193.0

Earned Premiums	719	622	493	15.6	45.8
Incurred Claims	(89)	(86)	(61)	3.5	45.9
Net Investment Income	100	43	13	132.6	669.2
Commissions and Other	(196)	(216)	(186)	(9.3)	5.4
Operating Expenses	(222)	(178)	(133)	24.7	66.9

Annualized Sales	201	189	141	6.3	42.6

	Percentages
Table XXIX:	Quarters ended:		Twelve months ended:
Profitability	12/31/15	12/31/14	12/31/15	12/31/14
Return on Average Assets (*)	46.63	22.91	32.39	26.58
Return on Average Shareholders’ Equity (*)	116.00	61.44	80.80	65.04

(*)	Annualized.

23

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
Table XXX: Selected Information	FY2015	FY2014	Variation (%)
Shareholders’ Equity	120	54	122.2

Net Income	116	50	132.0
Fees and Commissions	182	93	95.7
Administrative Expenses	(27)	(19)	42.1

Commercial Expenses	(12)	(5)	140.0

RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2015

	In millions of pesos, except percentages
	FY2015		FY2014	Variation (%)
Table XXXI: Selected Information	4th Q	3rd Q	4th Q	4Q15 vs 3Q15	4Q15 vs 4Q14
Shareholders’ Equity	120	75	54	60.0	122.2

Net Income	45	28	17	60.7	164.7
Fees and Commissions	55	48	32	14.6	71.9
Administrative Expenses	(7)	(7)	(6)	—	16.7
Commercial Expenses	(4)	(3)	(2)	33.3	100.0

	In millions of pesos, except percentages
Table XXXII:	Assets Under Management as of:		Variation
Mutual Funds	12/31/15	12/31/14	Ps.	%
Fima Premium	4,794	3,049	1,745	57.2
Fima Ahorro Pesos	4,705	3,257	1,448	44.5
Fima Ahorro Plus	6,285	3,862	2,423	62.7
Fima Capital Plus	1,667	1,335	332	24.9
Fima Renta en Pesos	64	30	34	113.3
Fima Renta Plus	132	43	89	207.0
Fima Abierto Pymes	198	84	114	135.7
Fima Acciones	75	59	16	27.1
Fima PB Acciones	255	166	89	53.6

Total Assets Under Management	18,175	11,885	6,290	52.9

24

RECENT DEVELOPMENTS

BANCO GALICIA

GREAT PLACE TO WORK

In the Great Place to Work 2015 survey, which involved more than 87,000 employees from 115 companies, Banco Galicia was ranked 4th and Tarjeta Naranja 5th among the best companies to work with more than 1,000 employees.

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

On November 20, 2015, through its Communiqué “A” 5834, the Argentine Central Bank established a schedule in order to reduce the limits to the net global position in foreign currency. From November 30, the cap of the long position was reduced from 20% to 15% of the computable regulatory capital or of its own liquid resources, whichever is the lesser (from 10% to 7.5% in forward transactions), and from December 9, it was reduced to 10% (and 5% in forward transactions). Subsequently, through its Communiqué “A” 5851 of December 17, a new schedule was established, increasing these limits to 15% (7.5% in forward transactions) from February 1, 2016, and to 20% (10% in forward transactions) from March 1, 2016.

In addition, through its Communiqué “A” 5852, the Argentine Central Bank established that financial institutions had to sell their net long position in foreign currency to the Central Bank as of December 16, valued at the exchange reference rate of that day, and that they had to buy it back completely from December 17 to 21, at the reference exchange rate on the date of repurchase.

INTEREST RATES

On December 17, through its Communiqué “A” 5834, the Argentine Central Bank removed the regulations in force related to the limits on interest rates, both on lending transactions and on time deposits.

CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

In its Communiqué “A” 5874, issued on December 31, the Argentine Central Bank established the “Credit Line for Production Financing and Financial Inclusion”, through which at the end of the first half of 2016 financial institutions must have a balance of financing equivalent to at least 14% of deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of November 2015. For these purposes, the simple average of the daily balances of existing loans between January 4 and June 30, 2016 will be considered. The line has a 22% annual interest rate, and a minimum term of 3 years.

25

FOREIGN EXCHANGE MARKET

On December 17, through its Communiqué “A” 5834, the Argentine Central Bank removed a series of regulations in force regarding the access to the foreign exchange market, and established a US$ 2 million monthly limit for purchases without prior approval of the Central Bank.

In addition, on December 18, through Resolution 3/2015 of the Ministry of Economy, the term for the transfer abroad of all foreign exchange inflows, established by Decree N° 616/05 of National Executive Branch, was reduced from 365 to 120 days. It also reduced from 30% to 0% the rate of the unremunerated dollar-denominated deposit in a local financial institution required for these transactions.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsabcba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

26